Exhibit 99.1

PRESS RELEASE

REPORT - ERYTECH’S COMBINED SHAREHOLDERS’ MEETING ON JUNE 25, 2021

Lyon (France), June 25, 2021 – ERYTECH Pharma (Euronext: ERYP - Nasdaq: ERYP) announced that its 2021 Annual General Meeting was held in Lyon on Friday, June 25, 2021.

At the meeting, all resolutions for which the Board of Directors recommended a vote in favor were adopted, including:
- Approval of the annual financial statements and consolidated financial statements for the year ended December 31, 2020;
- Allocation of the financial year's results;
- Approval of the statutory auditors’ special report on regulated agreements and commitments with related parties;
- Approval of the elements of total compensation and benefits paid or allocated for the year ended December 31, 2020 to Gil BEYEN and Jean-Paul KRESS;
- Approval of the compensation policy for executive corporate officers and board members;
- Approval of the share subscription and/or purchase options plan adopted by the Board of Directors on July 28, 2020;
- Delegations of authority to the Board of Directors to issue shares or other marketable securities convertible into shares to be issued immediately or in the future by the Company, with or without preferential subscription rights for the shareholders;
- Authorization for the Board of Directors to grant free shares, share subscription and/or share purchase options and/or to issue share subscription warrants to corporate officers and employees of the Company or companies in the ERYTECH Pharma Group.

The full results of all matters voted on at the meeting will be made available on the Company’s website at www.erytech.com, within the Shareholders Meeting/2021 section under the Investors tab.

About ERYTECH and eryaspase
ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.
The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of triple-negative breast cancer. An investigator sponsored Phase 2 trial in acute lymphoblastic leukemia recently reported positive results, and a Phase 1 IST in 1L advanced pancreatic cancer is ongoing.
Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA. Eryaspase is not an approved medicine.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu